UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2024

Commission file number: 001-41788

Lithium Americas Corp.

(Translation of Registrant’s name into English)

3260 – 666 Burrard Street,

Vancouver, British Columbia,

Canada V6C 2X8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form  40-F ☐

EXHIBIT INDEX

Exhibit	Description

99.1#	Letter dated August 29, 2024

99.2	News Release dated August 30, 2024

#

Portions of this exhibit have been redacted in compliance with Items 601(a)(6) or 601(b) of Regulation S-K. The registrant agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.
(Registrant)

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: September 3, 2024